NEWS RELEASE: January 16, 2008

 ALMADEN UPDATES U.S. EXPLORATION PROGRAMS

In 2007 Almaden Minerals ltd. (TSX: AMM; AMEX:AAU; “Almaden”) initiated a regional exploration program in Nevada. This work resulted in the acquisition of six new projects including three where high sulphidation epithermal gold-silver mineralization and alteration occur (see Almaden news release of August 30, 2007).

Further regional exploration has been conducted in the Western United States resulting in the identification and acquisition through staking of two addition areas of vuggy silica, quartz-alunite and argillic alteration representing large areas of high-sulphidation gold-silver mineralization. The two new projects, Wah Wah and Black Mountain consist of 385 and 50 lode mineral claims respectively. A preliminary geologic and alteration mapping and stream sediment sampling program has been carried out on both projects. Further work including grid soil sampling and IP geophysical surveys are planned for the spring.

In 2007 Almaden also completed grid soil sampling, IP geophysics, rock sampling and alteration mapping programs over the three high-sulphidation gold-silver projects in Nevada. Results have been received from these work programs. At present further staking and claim acquisition has been initiated to cover additional areas of mineralization identified in these programs. Results of the autumn exploration programs will be released as soon as the staking is completed.

Morgan J. Poliquin, President and COO of Almaden and a qualified person under the meaning of National Instrument 43-101 has reviewed the technical information in this news release.

ABOUT ALMADEN

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has 16 active joint venture and option agreements. This includes 10 agreements under which other companies are earning an interest in the Almaden projects by spending. In addition Almaden holds a royalty interest in 9 projects in Mexico and Canada. Almaden has approximately $20 million in working capital and no debt. Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.